Item 77I - 	Deutsche Communications Fund,
Deutsche Real Estate Securities
Fund, and Deutsche Global Real
Estate Securities Fund (each, a
series of Deutsche Securities Trust)

Deutsche Communications Fund, Deutsche Real
Estate Securities Fund, and Deutsche Global Real
Estate Securities Fund
Class T shares for Deutsche Communications Fund,
Deutsche Real Estate Securities Fund, and Deutsche
Global Real Estate Securities Fund became effective on
March 31, 2017. Class T shares are only available through certain financial intermediaries and are sold with a front-end sales load but no deferred sales charge when shares are sold.
As of June 5, 2017, Class T shares were available for purchase for Deutsche Real Estate Securities Fund and
Deutsche Global Real Estate Securities Fund. As of
February 20, 2018, Class T shares were not available for purchase for Deutsche Communications Fund.